Filed pursuant to Rule 424(b)(2)
                                                   Registration No. 333-122536

PROSPECTUS SUPPLEMENT
(To prospectus dated February 4, 2005)


3,026,480 American Depositary Shares Representing 1,513,240 Equity Shares


                            Rediff.com India Limited


We are offering 3,026,480 of our American Depositary Shares ("ADSs"). Each of our ADSs represents 1/2 of one of our equity shares.

Our ADSs are traded on the Nasdaq SmallCap Market under the symbol "REDF". On November 8, 2005, the last reported sale price of our ADSs was $ 18.66 per ADS.

Investing in the ADSs involves risks. See "Risk Factors" beginning on page S-2 of this prospectus supplement and on page 10 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------
                                                         Per ADS        Total
--------------------------------------------------------------------------------
Public offering price                                   $  15.86   $  47,999,973
Underwriting discount                                   $   0.95   $   2,875,156
Proceeds to Rediff.com India Limited (before expenses)  $  14.91   $  45,124,817
--------------------------------------------------------------------------------


Delivery of the ADSs to purchasers will be made on or about November 15, 2005.


                            Deutsche Bank Securities

November 9, 2005

                                        TABLE OF CONTENTS

Prospectus Supplement Dated November 9, 2005
                                                                                              Page
                                                                                              ----

Summary ........................................................................................S-1
Risk Factors ...................................................................................S-2
Use of Proceeds.................................................................................S-4
Special Note Regarding Forward-Looking Statements...............................................S-5
Indian Rupee Exchange Rates.....................................................................S-6
Market Price Information........................................................................S-7
Capitalization..................................................................................S-8
Taxation........................................................................................S-9
Underwriting....................................................................................S-14
Legal Matters...................................................................................S-16
Experts.........................................................................................S-16
Where You Can Find More Information.............................................................S-17
Incorporation by Reference......................................................................S-17


                                      S-i

     This prospectus supplement and the accompanying prospectus, dated February 4, 2005, relate to our offering of ADSs. You should read this prospectus supplement along with the accompanying prospectus carefully before making a decision to invest in our ADSs. These documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the ADSs offered hereby and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus or documents incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with any other information.

     In this prospectus supplement, all references to "we", "our", "us", "Rediff", "rediff.com" and the "Company", unless otherwise relevant to the context, are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India.

     In this prospectus supplement, references to "$" or "US$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars, except in the case of our U.S. subsidiaries which are prepared and presented in U.S. dollars. Our consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). References to a particular "fiscal" or "financial" year are to our fiscal year ended March 31 of that year.

     Although we have presented Indian Rupee amounts in this prospectus supplement in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate or at all. Except as otherwise stated in this prospectus supplement and for information derived from our financial statements included in this prospectus supplement, all translations from Indian Rupees to U.S. dollars contained in this prospectus supplement are based on the noon buying rate, in the City of New York, on September 30, 2005, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 43.94 per US$ 1.00.

                                    SUMMARY

The Offering............................ 3,026,480 ADSs, each representing one-half of one equity share, par
                                         value of Rs. 5 (each equity share
                                         being an "Equity Share").

The ADSs................................ Each ADS represents one-half of one
                                         Equity Share. The ADSs are evidenced
                                         by American Depositary Receipts, or
                                         ADRs. The ADSs will be issued under
                                         the Deposit Agreement dated as of June
                                         13, 2000, between us, Citibank, N.A.,
                                         as depositary, and all holders and
                                         beneficial owners from time to time of
                                         ADSs evidenced by ADRs issued under
                                         the Deposit Agreement.

Use of Proceeds......................... We intend to use the net proceeds from this offering primarily to develop
                                         additional platforms for the growth of
                                         our online business, product
                                         development, and for general corporate
                                         purposes, including capital
                                         expenditures and strategic
                                         investments, partnerships and
                                         acquisitions. See "Use of Proceeds" on
                                         page S-4 of this prospectus
                                         supplement.


Listing................................. The ADSs are traded in the United
                                         States on the Nasdaq SmallCap Market
                                         under the ticker symbol "REDF".

Equity Shares outstanding prior to
the offering (as of September 30,
2005)................................... 12,880,050

Equity Shares outstanding after the
offering................................ 14,393,290(1)

--------------------

(1) In addition, as of the date of this prospectus supplement, there are 952,500 outstanding options to purchase 520,875 Equity Shares under our various stock option plans at a weighted average exercise price of $ 8.29 per Equity Share. This total is comprised of:

     o 54,250 outstanding options to purchase 54,250 Equity Shares under our 1999 Employee Stock Option Plan at a weighted average exercise price of $ 8.82 per Equity Share;

     o 35,000 outstanding options to purchase 35,000 Equity Shares under our Associate Stock Option Plan 1999 at a weighted average exercise price of $ 4.45 per Equity Share;

     o 365,050 outstanding options to purchase 182,525 Equity Shares under our 2002 Stock Option Plan at a weighted average exercise price of $
         5.28 per Equity Share; and

     o 498,200 outstanding options to purchase 249,100 Equity Shares under our 2004 Stock Option Plan at a weighted average exercise price of $
         10.93 per Equity Share.

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the value of our ADSs could decline, and you may lose part or all of your investment.

Risks Related to our Business

Pending and potential litigation against us could have a material adverse effect on our business and operating results and lower the market price of our ADSs.

         From time to time, we hire employees from our competitors and our competitors also hire our employees. In some circumstances, employees who we hire are subject to employment terms that restrict them from working for competitors of their former employer for a period of time. In one recent case, we hired a manager from a competitor, and the competition alleged that the employee was subject to this type of restriction. The manager's former employer has given public notice in several newspapers that any person dealing with the senior manager does so at their own risk and cost. The former employer is also seeking a permanent injunction against our manager and us to prevent the disclosure of confidential information, trade secrets and copyrighted information and to restrain our senior manager from breaching the terms of his former employment contract. The former employer has also claimed damages in the sum of Rs. 10.0 million (approximately US$ 230,000). While Indian courts have often determined not to enforce restrictions such as those sought against our senior manager on the grounds that employees cannot be prevented from earning a living, there can be no assurance that the court will refrain from issuing an injunction or holding us liable for damages due to this or other hires that we have made or may make in the future from any competitor. Any such claim, whether or not having merit, would involve us incurring expenses, including for legal fees, and management time, and there can be no assurance that we would be successful in defending any such claim. If we are unsuccessful in our defenses against these claims and the former employer proves that it has suffered damages, we could be required to terminate the employment of our manager and pay monetary damages. As of the date of this prospectus supplement, the manager has left our employment and we have not yet determined the effect the manager's departure would have, if any, on the case against us.

         We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

         For additional information regarding pending litigation filed against us, please see "Business - Legal Proceedings" in our annual report on Form 20-F for the fiscal year ended March 31, 2005.

Indian and/or overseas regulators and other telecommunications operators may challenge our ability to offer a PC-to-PC voice facility as one of the features of our Rediff BOL instant messenger service.

         The latest version of our Rediff BOL instant messenger service includes a feature that allows users to talk to each other using their PCs at both ends. Although the voice data of our users is transmitted through the Internet using voice-over-internet-protocol technology and does not, at any point, pass through regulated public switched telephone networks, it is possible that Indian and/or overseas telecommunications regulators, operators or trade associations may seek to impose restrictions on our ability to offer this facility. If any such restrictions are imposed, we may be required to discontinue this feature of Rediff BOL. Further, we may be required to devote time and management attention, and incur expenses, addressing any such restrictions or responding to claims from third parties.

Risks Related to the ADSs and Our Trading Market

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences.

         It is uncertain whether we will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current or any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. The valuation of our goodwill and other unbooked intangibles is based on our anticipated market capitalization following the close of this offering, which may be less than anticipated or may subsequently decline. In addition, the composition of our active versus passive assets will be affected by the extent to which we spend the liquid assets we presently hold and the cash raised in this offering for business development purposes. If we were to be or become classified as a PFIC, United States investors in our ADSs or our Equity Shares may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. See the section entitled "Taxation - United States Federal Income Tax Considerations
- Passive Foreign Investment Company".

                                USE OF PROCEEDS


     We estimate that the proceeds from this offering will be approximately U.S.$ 45.1 million based upon the public offering price per ADS of U.S.$ 15.86 and after deducting underwriting discounts and commissions, but before the estimated expenses of the offering.


     We will pay our estimated offering expenses of approximately U.S.$ 1.0 million from these proceeds, resulting in net proceeds to us of approximately U.S.$ 44.1 million.


     We intend to use the net proceeds of the offering primarily to develop additional platforms for the growth of our online business, product development, and for investments, partnerships and acquisitions. We have not determined the amounts we plan to spend on any of these areas or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds, we intend to temporarily invest the proceeds in direct or guaranteed obligations of the U.S. government, short-term certificates of deposit or other high grade short-term interest bearing instruments.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     We have included statements in this prospectus supplement and in the documents incorporated by reference which contain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements", within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

     o   our goals and strategies;

     o   our recent investments and divestments;

     o   the importance and expected growth of Internet technology;

     o   the pace of change in the Internet market;

     o   the demand for Internet services; and

     o   advertising demand and revenues.


     Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.


     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on some of the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be. In addition, you should review the other information contained in our annual report on Form 20-F for the year ended March 31, 2005 incorporated by reference in this prospectus supplement, as well as in our periodic reports on Form 6-K furnished with the SEC, from time to time, some of which are incorporated by reference in this prospectus supplement. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this prospectus supplement.

                          INDIAN RUPEE EXCHANGE RATES


     Fluctuations in the exchange rate between the Indian Rupee and the U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Citibank, N.A., of any cash dividends paid in Indian Rupees on our Equity Shares represented by the ADSs.


     The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York:


      Fiscal Year Ended March 31,            Period End(1)      Average(1)(2)           High                Low
      2000..............................       Rs. 43.65           Rs. 43.46          Rs. 43.75           Rs. 42.50
      2001..............................           46.85               45.88              47.47               43.63
      2002..............................           48.83               47.81              48.91               46.58
      2003..............................           47.53               48.36              49.07               47.53
      2004..............................           43.40               45.78              47.46               43.40
      2005..............................           43.62               44.87              46.45               43.27

     The following table sets forth the high and low exchange rates since the fiscal year ended March 31, 2005 and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:


      Month (2005)                                             High                     Low
      April..........................................         43.72                    43.48
      May............................................         43.62                    43.21
      June...........................................         43.71                    43.44
      July...........................................         43.59                    43.05
      August.........................................         44.00                    43.36
      September......................................         43.98                    43.75
      October........................................         45.11                    44.00
      November (through November 8, 2005)............         45.78                    45.02
      -----------------------

      (1)The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
      (2)Represents the average of the noon buying rate on the last day of each month during the period.

                            MARKET PRICE INFORMATION


     There is no public market for our Equity Shares in India, the United States or any other market. Our ADSs, evidenced by ADRs, were traded in the United States on the Nasdaq National Market under the ticker symbol "REDF" from June 14, 2000, when they were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement, through June 23, 2002. On June 24, 2002, our ADSs began trading on the Nasdaq SmallCap Market under the same ticker symbol. Each ADS represents one-half of one Equity Share.


     The number of outstanding Equity Shares as of September 30, 2005 was 12,880,050. We have been informed by our depositary that as of September 30, 2005, there were approximately 31 record holders of ADRs evidencing 5,459,700 ADSs (representing 2,729,850 Equity Shares) in the United States.


     The tables below set forth high and low trading prices for our ADSs on the Nasdaq National Market until June 23, 2002, and thereafter on the Nasdaq Small Cap Market:


                                                                                     Price Per American
                                                                                      Depositary Share
                                                                                    --------------------
                                                                                      (in U.S. dollars)
                                                                                      High         Low
                                                                                    ----------  --------
Fiscal year ended March 31, 2001.............................................         28.00        2.28
Fiscal year ended March 31, 2002.............................................          4.95        0.45
Fiscal year ended March 31, 2003.............................................          4.78        0.21
  First Quarter .............................................................          1.28        0.35
  Second Quarter ............................................................          0.48        0.32
  Third Quarter .............................................................          1.15        0.21
  Fourth Quarter ............................................................          4.78        1.06
Fiscal year ended March 31, 2004.............................................         13.87        2.76
  First Quarter..............................................................          7.92        2.76
  Second Quarter ............................................................         10.55        4.11
  Third Quarter .............................................................          7.25        4.65
  Fourth Quarter ............................................................         13.87        5.27
Fiscal year ended March 31, 2005.............................................         15.47        5.25
  First Quarter..............................................................         15.47        6.35
  Second Quarter ............................................................          8.43        5.25
  Third Quarter .............................................................         10.77        7.28
  Fourth Quarter ............................................................          8.90        5.52
Fiscal year ended March 31, 2006.............................................
  First Quarter..............................................................          8.80        6.07
  Second Quarter ............................................................         17.92        7.20


Monthly High-Low Price History for Previous Six Months:
------------------------------------------------------
                                                                                     Price per American
                                                                                      Depositary Share
                                                                                    --------------------
                                                                                     (in U.S. dollars)
                                                                                    ----------  --------
                                                                                      High        Low
May 2005.....................................................................         7.49        6.07
June 2005....................................................................         8.80        7.10
July 2005....................................................................         8.59        7.20
August 2005..................................................................        15.20        7.62
September 2005...............................................................        17.92       11.55
October 2005.................................................................        19.90       13.50
November 2005 (through November 8, 2005).....................................        20.11       17.66

                                 CAPITALIZATION


     The following table sets forth our consolidated capitalization as of September 30, 2005:


     o   on an actual basis; and


     o on an adjusted basis after giving effect to our sale of 3,026,480 ADSs in this offering, based on a public offering price of $15.86 per ADS and after deducting the underwriter's commission and our estimated offering expenses.


     You should read this table along with our historical consolidated financial statements and related notes and the other financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.


                                                                                As at September 30, 2005
                                                                     -------------------------------------------------
                                                                              Actual                 As Adjusted
                                                                           (unaudited)               (unaudited)
                                                                     ----------------------     ----------------------
                                                                                 (Amounts in US$ millions)
Current Liabilities.............................................                6                         6

Other Liabilities...............................................                -                         -
                                                                     ----------------------     ----------------------
      Total Liabilities.........................................                6                         6
                                                                     ======================     ======================
Shareholders' Equity

   Equity shares, par value Rs. 5, 24,000,000 shares authorized
      (actual and as adjusted); 12,880,050 shares issued and
      outstanding, actual, 14,393,290 shares issued and outstanding, as
      adjusted .................................................                2                         2

Additional Paid-in Capital......................................               77                       121

Other comprehensive loss........................................               (3)                       (3)

Accumulated Deficit.............................................              (55)                      (55)
                                                                     ----------------------     ----------------------
      Total Shareholders' Equity................................               20                        65
                                                                     ======================     ======================
Total Liabilities and Shareholders' Equity......................               26                        71
                                                                     ======================     ======================

                                    TAXATION

Indian Tax

         The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described in this section are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2005 to the extent these provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

         The following summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of our ADSs and our Equity Shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

Residence

         For purposes of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India as a member of the crew of an Indian ship for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is an Indian company or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

         Dividend distributed by a domestic company to shareholders will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay as tax 14.025%, including applicable surcharge and Education Cess, of the total dividend declared.

Taxation on Sale of ADSs

         Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Taxation on Redemption of ADSs

         Though there is no specific provision exempting the redemption of ADSs, it can be inferred from the provisions of section 47(x) of the Indian Income Tax Act that the acquisition of underlying equity shares upon a redemption of ADSs by a non-resident investor should not give rise to a taxable event for Indian tax purposes.

         In terms of Article 8(3) of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, (Scheme) issued by the Central Government, conversion of Foreign Currency Convertible Bonds (including ADSs) into equity shares will not give rise to any capital gains liable to tax in India.

         Since the exemption is provided under the Scheme and not under the Income Tax Act, 1961, it is not certain whether Indian tax authorities would grant the exemption. Moreover, Article 7(3) of the Scheme clarifies that the cost of acquisition of the underlying shares acquired through the redemption of ADRs, shall be determined as the price of ordinary shares of the issuing company prevailing on the Stock Exchange on the date of the advice or redemption. Therefore, the tax authorities may contend that since the Scheme does not provide the methodology for calculating the capital gains on sale of underlying shares in the case of unlisted companies, the benefit under the Scheme would not be available to companies not listed in India. In such a case, there may be a risk of taxability of gains on acquisition of underlying Equity Shares upon redemption of ADSs.

Taxation on Sale of Equity Shares

         Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India. Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations, while for individuals or an association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs. 1,000,000. In all the above cases, the amount of tax and surcharge would be increased by an Education Cess of 2%. Article 9(5) of the Scheme indicates that the long term capital gains on sale of redeemed underlying shares held by non-resident investors in the domestic market would be charged to tax at 10% in accordance with the provisions of section 115AC. Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 2%) on long term capital gains arising from transfer of ADSs (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to gains arising from transfer of shares converted from ADSs under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e. 10% plus surcharge where applicable and Education Cess of 2%) for specific classes of taxpayers, such as Foreign Institutional Investors registered with the Securities and Exchange Board of India.

         Long-term capital gains realized on the sale of equity shares which are listed in India will be exempt from tax if the transaction of that sale is entered into on a recognized stock exchange in India and the contract for the sale of the equity shares is settled by the actual delivery or transfer of those shares.

         Where equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above), except in the case of a sale of Equity Shares entered into in a recognized stock exchange in India. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

         During the period the underlying Equity Shares are held by non-resident investors on a transfer from our depositary upon redemption of ADSs, the provisions of the Avoidance of Double Taxation Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of our Equity Shares.

         Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 10% plus a surcharge of 2.5% (or 10% if the gain exceeds Rs. 1,000,000) and a further cess of 2%; provided the transaction of the sale is entered into in a recognized stock exchange in India and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.

         Under the regulations, the purchase price of our Equity Shares received in exchange for ADSs will be the price of the underlying Equity Shares on the date that the depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs. In the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited ("BSE") or The National Stock Exchange of India Limited ("NSE") on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. This deemed method of determining the purchase price of the equity shares is not provided for under the Income Tax Act. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

         However, the regulations and Section 115AC do not provide a basis for determining the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the BSE or the NSE. Therefore, in the case of our company, which is not listed on either the BSE or the NSE, the determination of the purchase price of our Equity Shares is unclear.

Rights

         Distributions to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

         It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder, not entitled to exemption under a tax treaty, to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to Indian taxation. These rights would generally be in the nature of short-term capital assets.

Stamp Duty

         Upon the issuance of the Equity Shares underlying our ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from a depositary in exchange for ADSs representing these equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily the tax is borne by the transferee, that is, the purchaser. In case the equity shares of the company are held in a "dematerialized" form, such as a book-entry system, no stamp duty would be payable on the acquisition or transfer of the equity shares.

Other Taxes

         At present, there are no Indian taxes on wealth, gifts or inheritance, which may apply to our ADSs and any underlying Equity Shares.

Service Tax

         Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 10%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. Payments received in India in convertible foreign exchange are currently exempted from the levy of service tax.

United States Federal Income Tax Considerations

         The following is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Equity Shares by U.S. Holders (as defined below) that will hold their ADSs or Equity Shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code (the "Code"). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders that are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of our Equity Shares entitled to vote, holders that will hold our ADSs or our Equity Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or our Equity Shares.


         For purposes of this summary, a "U.S. Holder" is a beneficial owner of ADSs or Equity Shares that, for United States federal income tax purposes, is
(i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

General

         A primary consideration related to making an investment in ADSs or Equity Shares for United States investors is whether we are or will become classified as a "passive foreign investment company" (a "PFIC"). A foreign corporation, such as us, will be treated as a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. For the purpose of applying the income and assets tests described above, we will be treated as owning its proportionate share of the assets and earning the proportionate share of the income of any other corporation that we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

         It is uncertain whether we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year ending March 31, 2006, a determination that can only be made after the close of the taxable year. Even if it is determined that we are not classified as a PFIC for our current taxable year, we may become classified as a PFIC for the taxable year ending March 31, 2007 or future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how we spend our liquid assets that we presently hold and the cash raised in this offering. To the extent we are able to deploy cash for business development purposes during the period following the consummation of this offering, our level of active assets, as compared with our passive assets, may become more prominent.

         In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. We believe that our valuation approach is reasonable. It is possible, however, that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in us being or becoming classified as a PFIC for the current or one or more future taxable years.

         Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC for the current or one or more future taxable years. The discussion immediately below under the headings "Distributions" and "Sale or Other Disposition of ADSs or Equity Shares" describes certain tax considerations if we are not subject to classification as a PFIC for United States federal income tax purposes, and are followed by a summary of the PFIC rules under the heading "Passive Foreign Investment Company" if we were to be classified as a PFIC. United States investors are urged to consult their tax advisors regarding the potential application and effect of the PFIC rules in connection with their prospective investment in our ADSs or our Equity Shares.

Distributions

         The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation
(i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder's tax basis in ADSs or Equity Shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares.


         The United States dollar value of any distribution made by us in Rupees will be determined by reference to the exchange rate in effect on the date the distribution is received by the Depositary (or you if you hold our Equity Shares), regardless of whether the payment is in fact converted into U.S. dollars on that date. Any subsequent gain or loss in respect of such Rupees arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes.

         Dividends generally will be treated as income from foreign sources for United States foreign tax credit limitation purposes. You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or the Equity Shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Equity Shares

         You generally will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of ADSs or Equity Shares in an amount equal to the difference between the amount realized from the sale or disposition and your adjusted tax basis in the ADSs or the Equity Shares. Such gain generally will be long-term if, on the date of such sale or disposition, you held such ADSs or Equity Shares for more than one year and will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company

         If we are or were to become classified as a PFIC for any taxable year, and unless you make a "mark-to-market" election (as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or Equity Shares, and (ii) any "excess distribution" made by us on the ADSs or Equity Shares (generally, any distributions paid to you in respect of ADSs or Equity Shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or Equity Shares).

         Under the PFIC rules:

         o the gain or excess distribution would be allocated ratably over your holding period for ADSs or Equity Shares;

         o the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year prior to the first taxable year that you held our ADSs or our Equity Shares in which we are classified as a PFIC (a "pre-PFIC year"), would be taxable as ordinary income; and

         o the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to (i) tax at the highest tax rate in effect for that year and (ii) an interest charge generally applicable to underpayments of tax based on the amount of the tax deferred during the time in which you owned ADSs or Equity Shares.

         As an alternative to the foregoing rules, a holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the shares are "regularly traded" on a "qualified exchange." So long as our ADSs are regularly traded on the Nasdaq SmallCap Market, our ADSs should be treated as marketable stock on a qualified exchange for this purpose. No assurances, however, may be given whether the ADSs would be treated, or continue to be treated, as "regularly traded" on such exchange. If you make a valid mark-to-market election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your ADSs or Equity Shares as determined at the end of the taxable year over the adjusted tax basis of such ADSs or Equity Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of your ADSs or Equity Shares over the fair market value of such ADSs or Equity Shares as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs or Equity Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.

         If you own ADSs or Equity Shares during any year that we are classified as a PFIC, you must file an annual Internal Revenue Service Form 8621 that describes the distributions received on ADSs or Equity Shares and the gain realized on the disposition of ADSs or Equity Shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or Equity Shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

                                  UNDERWRITING


     Deutsche Bank Securities Inc., referred to as the underwriter, has entered into an underwriting agreement with us in which it has agreed to act as underwriter in connection with the offering. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase all of the ADSs that will be sold in this offering.


     We have agreed to indemnify the underwriter and certain other persons against certain liabilities under the Securities Act.

Lock-Up Agreements

     We, our Chairman and Managing Director, Mr. Ajit Balakrishnan, our Chief Financial Officer, Mr. Joy Basu, and certain of our shareholders have each agreed to a 60-day "lock-up" with respect to our ADSs, our Equity Shares and other of our securities that they beneficially own, including securities convertible into our Equity Shares and securities that are exchangeable or exercisable for our Equity Shares. This means that, subject to certain exceptions, for a period of 60 days following the closing of this offering, we and these persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Deutsche Bank Securities Inc.

Commissions and Expenses

     The following table summarizes the underwriting discounts and commissions that we will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to us for the ADSs.


Per ADS.......................................   $ 0.95
Total..........................................  $ 2,875,156

     The underwriter has advised us that it proposes to offer the ADSs directly to the public at the public offering price on the cover of this prospectus supplement. After the offering, the underwriter may change the offering price and other selling terms.

     The expenses of the offering that are payable by us are estimated to be $ 1.0 million (exclusive of underwriting discounts and commissions).

Stabilization and Short Positions

     In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involve the sale by the underwriter of a greater number of ADSs than it is required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. The underwriter may close out any short position by purchasing ADSs in the open market. A short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering.


     The underwriter has advised us that, under Regulation M of the Securities Act, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs. These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of these securities may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the Nasdaq SmallCap Market, in the over-the-counter market or otherwise.


Passive Market Making

     In connection with the offering, the underwriter may engage in passive market making transactions in the ADSs on the Nasdaq SmallCap Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of ADSs and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

Additional Information

     This section contains a brief summary of the material provisions of the underwriting agreement and does not purport to be a complete statement of its terms and conditions. A copy of the underwriting agreement will be filed with the SEC and incorporated by reference into the registration statement of which this prospectus supplement forms a part. See "Where You Can Find More Information" on page S-17 of this prospectus supplement and on page 4 of the accompanying prospectus.

                                 LEGAL MATTERS


     Certain U.S. federal and New York legal matters in connection with the offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriter by Morrison & Foerster LLP, New York, New York. The validity of the Equity Shares underlying the ADSs and certain other matters governed by Indian law will be passed upon for us by J. Sagar Associates, Mumbai, India. Skadden, Arps, Slate, Meagher & Flom LLP and Morrison & Foerster LLP will rely, as to all matters of Indian law, on the opinions of J. Sagar Associates.


                                    EXPERTS


     Our consolidated financial statements as of March 31, 2005, 2004 and 2003 and for each of the three years ended March 31, 2005 (other than our subsidiary Rediff Holdings Inc. and its subsidiaries as of March 31, 2003 and for each of the two years then ended), and the related financial statement schedules incorporated in this prospectus supplement by reference from our annual report on Form 20-F for the year ended March 31, 2005 have been audited by Deloitte, Haskins & Sells, as stated in their reports, which are incorporated by reference in this prospectus supplement. Those reports express an unqualified opinion and include an explanatory paragraph referring to the existence of our general purpose financial statements prepared in accordance with accounting principles generally accepted in India. The financial statements of Rediff Holdings Inc. and its subsidiaries as of March 31, 2003 and for each of the two years then ended, which have been consolidated with our consolidated financial statements, but which have not been presented separately, have been audited by Ernst & Young LLP, as stated in their reports, which are also incorporated by reference in this prospectus supplement. These financial statements have been so incorporated in reliance upon the respective reports of Deloitte, Haskins & Sells and Ernst & Young LLP given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent registered public accounting firms.

                      WHERE YOU CAN FIND MORE INFORMATION


     We file reports, including annual reports on Form 20-F, and other information with the SEC in accordance with the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically, including us. Our ADSs are listed on the Nasdaq SmallCap Market under the symbol "REDF".


                           INCORPORATION BY REFERENCE


     The SEC allows us to "incorporate by reference" information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Any information referenced this way is considered part of this prospectus supplement, and any information that we file after the date of this prospectus supplement and before the completion of this offering with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the following documents, which are in addition to the documents incorporated by reference into the accompanying prospectus:

     o Our annual report on Form 20-F for the fiscal year ended March 31, 2005, filed with the SEC on June 30, 2005;

     o Our current reports on Form 6-K filed on February 15, 2005, July 28, 2005, September 27, 2005 and October 24, 2005; and

     o The description of our Equity Shares contained in Form 8-A (SEC File No. 000-30735), filed with the SEC on May 31, 2000, and any amendment or report filed for the purpose of updating the same.


     In addition, any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the termination of the offering of the ADSs, and any future reports on Form 6-K furnished by us to the SEC during that period or portions of that period that are identified in those forms as being incorporated into the registration statement of which this prospectus supplement forms a part, shall be considered to be incorporated in this prospectus supplement by reference and shall be considered a part of this prospectus supplement from the date of filing of those documents.


     We will provide without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement. Requests should be directed to Mr. Joy Basu, Chief Financial Officer, Rediff.com India Limited, Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India, +91-22-2444-9144.